UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
 § 240.13d-2(a)
(Amendment No. 36)1
Biglari Holdings Inc.
 (Name of Issuer)
Class A Common Stock, No Par Value
 (Title of Class of Securities)
08986R408
 (CUSIP Number)
Sardar Biglari
17802 IH 10 West, Suite 400
San Antonio, Texas 78257
(210) 344-3400
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
June 12, 2018
 (Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
1          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 08986R408

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,377.9
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 116,377.9
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,377.9
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 08986R408

1	NAME OF REPORTING PERSON The Lion Fund, L.P. (the “Lion Fund I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,571.7
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 36,571.7
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,571.7
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 08986R408

1	NAME OF REPORTING PERSON The Lion Fund II, L.P. (the “Lion Fund II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,621
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 72,621
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 08986R408

1	NAME OF REPORTING PERSON Biglari Capital Corp. (“BCC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,377.8
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 116,377.8
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,377.8
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 08986R408
The following constitutes Amendment No. 36 (“Amendment No. 36”) to the Schedule 13D filed by the undersigned. This Amendment No. 36 amends the Schedule 13D as specifically set forth herein.
The aggregate percentage of Class A common stock reported owned by each person named herein is based upon 206,864.1 Class A common stock shares outstanding, which is the number of Class A common stock shares outstanding as of June 7, 2018.
Item 1.          Security and Issuer.
Item 1 is hereby amended and supplemented as follows:
Item 4 summarizes the Issuer’s implementation of a dual class structure on April 30, 2018 and is incorporated herein by reference.
This statement relates to shares of the Issuer’s Class A common stock.
Item 3.          Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and supplemented as follows:
Subsequent to filing Amendment No. 35 on March 13, 2018, Biglari Capital Corp. (“BCC”) acquired 1,084 Class A common stock shares pursuant to the 2018 Purchase Plan, defined and described in Item 6 below, which is incorporated herein by reference, for an aggregate cost of $1,069,272. BCC used its working capital to make such purchases.
In addition to the purchases made under the 2018 Purchase Plan, BCC also purchased 3,000 Class A common stock shares for an aggregate cost of $2,931,630 with its working capital in open market purchases.
Item 4.          Purpose of the Transaction.
Item 4 is hereby amended and supplemented as follows:
On April 30, 2018, Biglari Holdings Inc. implemented a dual class structure. Shareholders received, for every ten (10) shares of common stock owned immediately prior to the effective time of the transaction, (i) ten (10) shares of Class B common stock of Biglari Holdings Inc. and (ii) one (1) share of Class A common stock of Biglari Holdings Inc.
The foregoing disclosure is based on and qualified in its entirety by reference to the Issuer’s Form 8-K filed on April 30, 2018 and the Issuer’s Registration Statement on Form S-4, as amended (the “Registration Statement”) filed on March 7, 2018. Although no person reporting beneficial ownership of shares in this Schedule 13D is a party to the transaction, the Registration Statement declared effective by the Securities and Exchange Commission on March 30, 2018 discloses that the transaction could increase or prolong Sardar Biglari’s control of the Issuer.

Item 6 summarizes certain provisions of the 2018 Purchase Plan (defined below) and is incorporated herein by reference.

CUSIP NO. 08986R408
Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On June 4, 2018, BCC entered into a Rule 10b5-1 Purchase Plan (the “2018 Purchase Plan”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, with respect to shares of Class A common stock and, if applicable, Class B common stock of the Issuer. A broker dealer made periodic purchases of Class A common stock shares on behalf of BCC at prevailing market prices, subject to the terms of the 2018 Purchase Plan.  The 2018 Purchase Plan terminated on June 19, 2018.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 22, 2018	THE LION FUND, L.P.

	By:	Biglari Capital Corp. General Partner

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

THE LION FUND II, L.P.

	By:	Biglari Capital Corp. General Partner

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

BIGLARI CAPITAL CORP.

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

SARDAR BIGLARI

	By:	/s/ Sardar Biglari
In his individual capacity